Exhibit 99.1

Brooge Energy Appoints Two New Members to the Board of Directors

NEW YORK, December 14, 2023, Brooge Energy Ltd, (“Brooge Energy” or the “Company”) (NASDAQ: BROG), a Cayman Islands-based infrastructure provider, which is currently engaged in clean petroleum products and biofuels and crude oil storage and related services, today announced the appointment of Alexander Lawson and Guy Wall to the Board of Directors, effective December 14, 2023. Dr. Yousef Al Assaf has resigned as Chairman and Director of the Board of Directors effective December 11, 2023.

Alexander Lawson and Guy Wall are the joint official liquidators of BPGIC Holdings Limited (“BPGICHL”), the owner of approximately 85.6% of the Company’s share capital. BPGICHL was placed into official liquidation on November 20, 2023 pursuant to an order by the Grand Court of the Cayman Islands. Messrs. Lawson and Wall have been appointed to the Board of Directors as result of a request by BPGICHL to the Company and in accordance with the Company’s Memorandum and Articles of Association.

Alex Lawson is a Managing Director and the Head of Alvarez & Marsal Cayman Islands Limited (“A&M”) and is a qualified Cayman Islands Insolvency Practitioner. Mr. Lawson also worked at KPMG in the Cayman Islands for ten years and was a Partner in the Restructuring Practice. Mr. Lawson earned bachelor’s degrees in both commerce and law from the University of Queensland and is an Insolvency Practitioner in the Cayman Islands and Chartered Accountant (Australia & New Zealand).

Guy Wall is the Managing Director with Alvarez & Marsal Middle East Limited’s Restructuring practice in Dubai. Mr. Wall earned a bachelor’s degree in accounting and finance from Charles Sturt University in Australia. He is a member of CPA Australia and is a Registered Liquidator in the Dubai International Financial Centre and the Abu Dhabi Global Market.

“We welcome Alex and Guy to Brooge’s Board and look forward to leveraging their extensive finance and legal experience. On behalf of the entire team, we also want to thank Dr. Al Assaf for his guidance during his tenure as Chairman of the Board,” said Paul Ditchburn the Chief Financial Officer and Chair to the Office of the Chief Executive Officer of Brooge Energy.

“Guy and I welcome the opportunity to join the Board and wish to confirm that our appointment as joint official liquidators to BPGIC Holdings Limited does not directly impact the operations of Brooge, which will continue to provide market leading services to its customers. We look forward to helping drive continued growth and value for Brooge and its stakeholders,” said Alexander Lawson.

About Brooge Energy Limited

Brooge Energy Ltd, is a Cayman Islands-based infrastructure provider now intending to focus on renewable energy infrastructures and biofuels, next to clean petroleum products, crude oil storage and related services. The company conducts its business and operations through its subsidiaries Brooge Renewable Energy (BRE), Brooge Petroleum and Gas Investment Company FZE (BPGIC), and Brooge Petroleum and Gas Investment Company Phase 3 FZE. BPGIC, the Company’s primary operating subsidiary that focuses on midstream oil storage and other services, is strategically located outside the Strait of Hormuz at the Port of Fujairah in the Emirate of Fujairah in the UAE. The Company differentiates itself from competitors by providing customers with fast order processing times, excellent customer service and high accuracy blending services with low product losses. For more information, please visit www.broogeenergy.com.

Forward-Looking Statements

This press release contains statements that are not historical facts, including the Company’s anticipated shift towards green energy and targeted production at BRE’s planned Green Hydrogen and Green Ammonia plant and constitute “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such statements reflect management’s current views based on certain assumptions, and they involve risks and uncertainties. Actual results, events or performance may differ materially from the forward-looking statements due to a number of important factors, and will be dependent upon a variety of factors, including availability of labor and other resources needed to for completion of the new plant, timing of obtaining regulatory approvals needed with respect to the new facility, the Company’s ability to complete construction and initiate operations of the new facility on the anticipated timeline or at all, the Company’s ability to maintain the lease for the new facility, and other risks described in public reports filed by Brooge Energy with the U.S. Securities and Exchange Commission. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Brooge Energy does not undertake any obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Contact

KCSA Strategic Communications
Valter Pinto, Managing Director
+1 212-896-1254
BROG@kcsa.com